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Exhibit 1

ABER

2007

Third Quarter Report

Nine Months Ended October 31, 2006

Aber Diamond Corporation

Highlights

(All figures are in United States dollars unless otherwise indicated)

        Aber's net earnings for the quarter were $18.8 million with earnings per share of $0.32 (cash earnings per share of $0.84(1)) as compared to net earnings of $33.7 million and earnings per share of $0.58 (cash earnings per share of $1.46(1)) for the corresponding quarter of the prior year, which had three rough diamond sales versus two in the current quarter. During the quarter Aber acquired the balance of Harry Winston for $157.2 million, giving it full 100% ownership. Certain costs attributable to this purchase were charged to income in the quarter.

        Increased retail sales from Harry Winston have offset the reduced number of rough diamond sales to the extent that sales for the third quarter ended October 31, 2006 were $145.2 million compared to $153.5 million for the comparable quarter of the prior year. Sales for the retail segment were 32% higher than the comparable quarter of the prior year while revenue from rough diamond sales was 19% lower. Rough diamond sales were impacted by both the higher grade and finer size distribution of rough diamonds.

        The mining segment generated earnings from operations of $40.6 million for the current quarter compared to $68.5 million for the comparable quarter of the prior year. The retail segment reported a loss from operations of $3.5 million for the third quarter, principally resulting from stock compensation costs of $6.3 million related to the acquisition of the remaining ownership of Harry Winston. Comparable earnings from operations for the retail segment for the comparable quarter of the prior year were $3.2 million.

        Diamond production from the Diavik Mine was the highest ever for the second consecutive quarter, with Aber's share being approximately 1.1 million carats for the three months ended October 31, 2006, a 30% increase over the comparable quarter in the prior year.

        The Joint Venture partners have approved the second phase of the underground development program. Full feasibility study approvals are expected in mid-2007. Underground mining is anticipated to begin in late 2008, which brings underground reserves into the production schedule, thereby extending the mine life.

        In conjunction with the Harry Winston acquisition, working capital decreased to $207.0 million as of October 31, 2006, compared to $285.7 million at January 31, 2006.

        The Company has declared a quarterly dividend of $0.25 per share to be paid on January 15, 2007.

(1)
Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share are earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. Management believes that cash earnings per share are a useful supplemental measure in evaluating the performance of Aber.

Management's Discussion and Analysis

(All figures are in United States dollars unless otherwise indicated)
Prepared as of December 13, 2006

INTRODUCTION

        The following is management's discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the three and nine months ended October 31, 2006, and its financial position as at October 31, 2006. This MD&A is based on the Company's consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and nine months ended October 31, 2006 and the audited consolidated financial statements of Aber and notes thereto for the year ended January 31, 2006. Unless otherwise specified, all financial information is presented in United States dollars. All references to "third quarter" refer to the three months ended October 31.

        The following MD&A makes reference to certain non-GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company's financial performance. Non-GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Non-GAAP Performance Measures".

        Certain comparative figures have been reclassified to the current year's presentation.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

        Certain information included in this MD&A may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, estimated production from the Diavik Mine in 2006, timelines and targets for construction, mining development and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine and the Diavik Mine's water licence renewal, the number of rough diamond sales, projected sales growth and new store openings at Harry Winston, expected diamond prices, gross margin rates from jewelry sales by Harry Winston and expectations concerning the diamond industry.

        Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, construction and exploration activities at the Diavik Mine, world economic conditions, the level of worldwide diamond production, the receipt of necessary regulatory permits, the expected sales mix at Harry Winston and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning Aber's projected share of the Diavik Mine capital expenditure requirements, Aber has used a Canadian/US dollar exchange rate of $0.89, and has assumed that construction will continue on schedule with respect to current underground mining construction initiatives. In making statements regarding estimated production and future mining and processing activities at the Diavik Mine and future diamond sales, Aber has assumed that mining operations and construction activity will proceed in the ordinary course according to schedule and that the Diavik Mine's water licence will be renewed on expected terms and conditions. With respect to statements concerning sales growth and new store openings at Harry Winston, Aber has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in the sourcing and purchasing of inventory. While Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

        Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, and the risks of competition in the luxury jewelry segment. Please see page 17 of this Interim Report, as well as Aber's annual report available at www.sedar.com for a discussion of these and other risks and uncertainties involved in Aber's operations.

        You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Aber may elect to, it is under no obligation and does not undertake to update this information at any particular time.

Summary Discussion

        Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the "Diavik Mine"), located off Lac de Gras in Canada's Northwest Territories.

        Aber increased its ownership of Harry Winston Inc. ("Harry Winston") from 52.83% to 100% effective September 29, 2006.

        Aber's mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint arrangement between Diavik Diamond Mines Inc. ("DDMI" — 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% ownership interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Market Commentary

The Diamond Market

        Overall rough diamond prices strengthened slightly during the quarter due to higher demand for polished goods as retailers prepared for the upcoming holiday shopping season. The trend for higher prices on the larger, better-quality, white rough diamonds continued as demand remains undersupplied.

The Retail Jewelry Market

        Continuing shortages of better-quality polished goods have allowed prices to remain robust in the medium and larger size ranges. The broader diamond jewelry market continued to show encouraging growth as major jewelry companies posted modest growth in sales over the comparable quarter of the prior year.

Consolidated Financial Results

        The following is a summary of the Company's consolidated quarterly results for the eight quarters ended October 31, 2006, following the basis of presentation utilized in its Canadian GAAP financial statements:

        (expressed in thousands of United States dollars, except per share amounts and where otherwise noted) (unaudited)

	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	Nine months ended Oct. 31, 2006	Nine months ended Oct. 31, 2005
Sales	$145,232	$139,962	$119,271	$125,891	$153,512	$115,699	$110,132	$144,581	$404,465	$379,343
Cost of sales	74,636	68,458	63,845	52,782	57,641	53,065	59,119	77,730	206,939	169,825

	70,596	71,504	55,426	73,109	95,871	62,634	51,013	66,851	197,526	209,518
Selling, general and administrative expenses	33,480	27,171	27,295	36,654	24,189	22,711	23,394	27,500	87,944	70,294

Earnings from operations	37,116	44,333	28,131	36,455	71,682	39,923	27,619	39,351	109,582	139,224

Interest and financing expenses	(5,570)	(4,805)	(4,334)	(4,511)	(3,353)	(3,668)	(3,401)	(5,138)	(14,709)	(10,422)
Other income	1,764	1,805	1,623	1,767	795	885	886	8,102	5,191	2,566
Foreign exchange gain (loss)	(1,560)	2,619	(2,106)	(5,392)	(4,184)	(2,263)	496	2,837	(1,049)	(5,951)

Earnings before income taxes	31,750	43,952	23,314	28,319	64,940	34,877	25,600	45,152	99,015	125,417
Income tax expense (recovery)	13,005	9,692	(1,036)	10,534	30,775	15,400	12,412	13,755	21,662	58,587

Earnings before minority interest	18,745	34,260	24,350	17,785	34,165	19,477	13,188	31,397	77,353	66,830
Minority interest	(86)	(5)	471	2,876	423	457	(394)	1,865	379	486

Net earnings	$18,831	$34,265	$23,879	$14,909	$33,742	$19,020	$13,582	$29,532	$76,974	$66,344

Basic earnings per share	$0.32	$0.59	$0.41	$0.26	$0.58	$0.33	$0.23	$0.51	$1.32	$1.14
Diluted earnings per share	$0.32	$0.58	$0.40	$0.27	$0.57	$0.32	$0.23	$0.50	$1.30	$1.12
Total assets(i)	$1,246	$1,116	$1,111	$1,044	$1,016	$928	$936	$897	$1,246	1,016
Total long-term liabilities(i)	$530	$460	$460	$434	$421	$378	$390	$312	$530	$421

(i)
Total assets and total long-term liabilities are expressed in millions of United States dollars.

        The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine during each quarter. The quarterly results for the retail segment also fluctuate, with higher sales during the fourth quarter's holiday season.

Three Months Ended October 31, 2006 Compared to Three Months Ended October 31, 2005

Net Earnings

        The third quarter earnings of $18.8 million or $0.32 per share, which represents a decrease of $14.9 million or $0.26 per share compared to the earnings in the comparable quarter of the prior year of $33.7 million or $0.58 per share. The Company's cash earnings per share for the third quarter was $0.84 compared to cash earnings per share of $1.46 in the comparable quarter of the prior year.

Revenue

        Sales for the third quarter totaled $145.2 million, consisting of rough diamond sales of $90.8 million and sales from Harry Winston of $54.4 million. This compares to sales of $153.5 million in the comparable quarter of the prior year (rough diamond sales of $112.2 million and sales from Harry Winston of $41.3 million). Ongoing quarterly variations in revenues are inherent in Aber's business, resulting from the seasonality of the mining and retail activities as well as the variability of the rough diamond sales schedule.

Cost of Sales

        The Company's third quarter cost of sales was $74.6 million compared to $57.6 million for the comparable quarter of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. Of the $17.0 million increase, approximately 62% corresponds to the growth in Harry Winston sales and the residual is largely a result of additional costs incurred from the Winter Road Recovery Plan.

        See "Segmented Analysis" on page 8 for additional information.

Selling, General and Administrative Expenses

        The principal components of selling, general and administrative ("SG&A") expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. With the growth of the Company's international selling activities and the underlying control infrastructure, along with the opening of new Harry Winston salons, SG&A expenses have increased during the current year over comparable quarters from the prior year.

        SG&A expenses for the third quarter were $33.5 million as compared to $24.2 million for the comparable quarter of the prior year.

        The increase in SG&A expenses of $9.3 million over the comparable quarter of the prior year resulted from an increase of $6.6 million in salaries and benefits, which includes a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of Harry Winston, an increase of $0.9 million in rent and building related expenses, an increase of $0.8 million in advertising expenses, an increase of $0.5 million in professional fees and an increase of $0.5 million in other expenses. See "Segmented Analysis" on page 8 for additional information.

Income Taxes

        Aber recorded an income tax expense of $13.0 million during the third quarter, compared to an income tax expense of $30.8 million in the comparable quarter of the prior year. The Company's effective income tax rate for the quarter, excluding Harry Winston, is 36%, which is based on a statutory income tax rate of 36.5% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, and earnings subject to tax different than statutory rate, all as detailed in the table below.

        The Company's functional and reporting currency is the US dollar; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter, as the Canadian dollar strengthened against the US dollar, the Company recorded an unrealized foreign exchange loss of $1.6 million on the revaluation of the Company's Canadian dollar denominated future income tax liability, which is not deductible for Canadian income tax purposes.

        The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. These net operating losses are scheduled to expire through 2024.

        The Company has provided a table below summarizing the movement from the Company's statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months ended Oct. 31, 2006	Three months ended Oct. 31, 2005
Statutory income tax rate	37%	40%
Large Corporations Tax	0%	1%
Stock compensation	1%	1%
Northwest Territories mining royalty	11%	9%
Impact of foreign exchange	1%	2%
Earnings subject to tax different than statutory rate	(6)%	(5)%
Other items	(3)%	(1)%
Effective income tax rate	41%	47%

Interest and Financing Expenses

        Interest and financing expenses attributable to both Aber's and Harry Winston's credit facilities totalled $5.6 million for the third quarter compared to $3.4 million during the comparable quarter of the prior year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston to finance increased inventory levels, an increased drawdown of Aber's expanded credit facility related to the Harry Winston acquisition, and higher interest rates.

Other Income

        Other income of $1.8 million was recorded during the quarter compared to $0.8 million in the comparable quarter of the prior year. Other income includes interest income on the Company's various bank balances.

Foreign Exchange Gain (Loss)

        A foreign exchange loss of $1.6 million was recognized during the quarter compared to a loss of $4.2 million in the comparable quarter of the prior year. The loss primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the strengthening of the Canadian dollar against the US dollar for the quarter. Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Segmented Analysis

        The operating segments of the Company include mining and retail segments.

Mining

(expressed in thousands of United States dollars) (unaudited)

	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	Nine months ended Oct. 31, 2006	Nine months ended Oct. 31, 2005
Sales	$90,754	$91,476	$69,308	$62,528	$112,243	$70,795	$68,507	$85,252	$251,538	$251,545
Cost of sales	45,461	43,256	38,749	22,780	38,929	29,759	37,593	46,356	127,466	106,281

	45,293	48,220	30,559	39,748	73,314	41,036	30,914	38,896	124,072	145,264
Selling, general and administrative expenses	4,665	4,373	4,787	8,221	4,809	3,991	4,108	3,792	13,824	12,908

Earnings from operations	$40,628	$43,847	$25,772	$31,527	$68,505	$37,045	$26,806	$35,104	$110,248	$132,356

        The mining segment includes the production and sale of rough diamonds.

        Rough diamond sales for the quarter totalled $90.8 million compared to $112.2 million in the comparable quarter of the prior year. The Company held two rough diamond sales in the third quarter and three in the comparable quarter of the prior year. Sales for the current quarter were impacted by both the higher grade and finer size distribution of rough diamonds. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds both produced and sold during each quarter.

        Cost of sales includes cash operating costs of $28.5 million, non-cash operating costs of $15.3 million and private production royalties of $1.7 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber's cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

        The third quarter gross margin was 50% compared to 65% in the comparable quarter of the prior year. The decrease in the gross margin from the comparable quarter of the prior year results from higher costs incurred as a direct result of the early closure of the winter road and variations in the mix of product.

        SG&A expenses for the mining segment decreased by $0.1 million from the comparable quarter of the prior year.

Retail

(expressed in thousands of United States dollars) (unaudited)

	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	Nine months ended Oct. 31, 2006	Nine months ended Oct. 31, 2005
Sales	$54,478	$48,486	$49,963	$63,363	$41,269	$44,904	$41,625	$59,329	$152,927	$127,798
Cost of sales	29,175	25,202	25,096	30,002	18,712	23,306	21,526	31,374	79,473	63,544

	25,303	23,284	24,867	33,361	22,557	21,598	20,099	27,955	73,454	64,254
Selling, general and administrative expenses	28,815	22,798	22,508	28,433	19,380	18,720	19,286	23,708	74,120	57,386

Earnings (loss) from operations	$(3,512)	$486	$2,359	$4,928	$3,177	$2,878	$813	$4,247	$(666)	$6,868

        The retail segment includes sales from Harry Winston's twelve salons, which are located in New York, Honolulu, Bal Harbour, Beverly Hills, Las Vegas, Paris, London, Geneva, Tokyo (Ginza and Omotesando), Osaka and Taipei. Aber now owns 100% of Harry Winston after acquiring the remaining 47.17% ownership on September 29, 2006.

        Sales for the third quarter were $54.5 million compared to $41.3 million for the comparable quarter of the prior year. Jewelry sales follow a seasonal trend with sales expected to be higher in the fourth quarter due to the holiday season. The increase in sales of 32% from the comparable quarter of the prior year is primarily attributed to the opening of new salons, an improved merchandising mix and the continued strength of the luxury goods sector.

        Cost of sales for Harry Winston for the third quarter was $29.2 million compared to $18.7 million for the comparable quarter of the prior year. The gross margin percentage for the quarter was influenced by the sale of certain inventory that was on hand at the date of the original acquisition of Harry Winston by Aber and was sold at a lower margin than normal. Adjusting for the impact of this pre-acquisition inventory, gross margin as a percentage of sales would have been 3% higher than the comparable quarter of the prior year.

        SG&A expenses increased to $28.8 million in the third quarter compared to $19.4 million in the comparable quarter of the prior year, with the increase related primarily to the opening of additional salons and the increase in stock compensation discussed below.

        The primary components of the increase in SG&A expenses over the comparable quarter of the prior year are an increase in salaries and benefits of $7.0 million, which includes a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of Harry Winston, advertising and selling expenses of $0.8 million, rent and building related expenses of $0.8 million, other expenses of $0.3 million and professional fees of $0.5 million.

Nine Months Ended October 31, 2006 Compared to Nine Months Ended October 31, 2005

Net Earnings

        Aber's net earnings for the nine months ended October 31, 2006 totaled $77.0 million or $1.32 per share (cash earnings per share of $2.41), compared to net earnings of $66.3 million or $1.14 per share (cash earnings per share of $2.90) for the same period of the preceding year. During the nine months ended October 31, 2006, the Company recorded a future income tax recovery of $17.0 million or $0.29 per share as a result of the decrease in Northwest Territories and federal corporate income tax rates.

Revenue

        Aber recorded sales for the nine months ended October 31, 2006 of $404.5 million compared to sales of $379.3 million for the nine months ended October 31, 2005. Rough diamond sales were $251.5 million for both the nine months ended October 31, 2006 and the comparable period of the prior year. Harry Winston sales of $152.9 million accounted for the balance, compared to $127.8 million for the comparable period of the prior year.

Cost of Sales

        The Company recorded cost of sales of $206.9 million during the nine months ended October 31, 2006 compared to $169.8 million during the nine months of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. Of this increase, approximately 43% corresponds to the growth in Harry Winston sales. The balance of the increase to cost of sales relates to the mining segment and is due in part to additional costs incurred from the Winter Road Recovery Plan.

Selling, General and Administrative Expenses

        Aber incurred SG&A expenses of $87.9 million for the nine months ended October 31, 2006, compared to $70.3 million for the nine months ended October 31, 2005. Included in SG&A expenses for the nine months ended October 31, 2006 are $13.8 million for the mining segment as compared to $12.9 million for the nine months ended October 31, 2005, and $74.1 million for the retail segment as compared to $57.4 million for the prior year.

        The principal components of SG&A expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building-related costs.

        The increase of $17.6 million in SG&A expenses from the comparable period of the prior year resulted from an increase of $8.9 million in salaries and benefits, which includes a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of Harry Winston, $4.7 million in advertising, $2.6 million in rent and building related expenses, $1.0 million in professional fees and $0.4 million in other expenses. The increase in spending was incurred as part of the Harry Winston growth strategy, which included the opening of additional salons.

Income Taxes

        Aber recorded a tax expense of $21.7 million during the nine months ended October 31, 2006, compared to $58.6 million in the comparable period of the prior year. The Company's effective income tax rate for the nine months ended October 31, 2006, excluding Harry Winston, was 22%, which was based on a statutory income tax rate of 36.5% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, impact of changes in future income tax rates and earnings subject to tax different than the statutory income tax rate.

        During the nine months ended October 31, 2006, Aber recorded a future tax recovery of $17.0 million as a result of the decrease in Northwest Territories and federal corporate income tax rates and the elimination of federal surtax, all substantively enacted during the period.

        The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. These net operating losses are scheduled to expire through 2024.

        The Company has provided a table below summarizing the movement from the Company's statutory to the effective income tax rate as a percentage of earnings before taxes:

	Nine months ended Oct. 31, 2006	Nine months ended Oct. 31, 2005
Statutory income tax rate	37%	40%
Large Corporations Tax	0%	1%
Stock compensation	1%	1%
Resource allowance	0%	(1)%
Northwest Territories mining royalty	9%	9%
Impact of change in future income tax rate	(16)%	0%
Impact of foreign exchange	0%	2%
Earnings subject to tax different than statutory rate	(5)%	(4)%
Other items	(4)%	(1)%
Effective income tax rate	22%	47%

Interest and Financing Expenses

        Interest and financing expenses attributable to both Aber's and Harry Winston's credit facilities totalled $14.7 million for the nine months ended October 31, 2006 compared to $10.4 million for the comparable period of the preceding year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston to finance increased inventory levels, an increased drawdown of Aber's expanded credit facility related to the Harry Winston acquisition, and higher interest rates.

Other Income

        Other income includes interest earned on the Company's various bank accounts.

Foreign Exchange Gain (Loss)

        A foreign exchange loss of $1.0 million was recognized during the nine months ended October 31, 2006 compared with a loss of $6.0 million recognized during the nine months ended October 31, 2005. Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Operational Update

        Aber's results of operations include results from its mining operations and results from Harry Winston.

Mining Segment

        During the third calendar quarter of 2006, the Diavik Mine produced 2.83 million carats from 722 thousand tonnes of ore sourced from the A-154 South (68%) and A-154 North (32%) kimberlite pipes, bringing year-to-date production to 7.34 million carats. The effective processing rate achieved during the calendar quarter was 2.89 million tonnes per annum.

        Construction of the new A-418 dike has been successfully completed. The pool water has now been removed in preparation for overburden removal.

        The Winter Road Recovery Plan airlift campaign is now complete, having delivered additional fuel and sundry supplies needed to support operations. These airlifts were necessitated by the early closure of the winter road in March 2006.

        The main underground decline has now reached A-418 where a continuous mining machine is extracting a bulk sample for later processing. Approximately 700 metres more tunnelling is required to reach the A-154 kimberlite. The decline, or tunnel, to test sample the A-21 pipe has reached the kimberlite. Bulk sample mining is scheduled for the first calendar quarter of 2007.

        The Diavik Mine remains in compliance with all environmental permits, licences and authorizations. Updated plans were submitted to the new Wek'eezhii Land and Water Board as part of a process leading to renewal of the water licence in 2007.

        Two rough diamond sales were held during the quarter, with rough diamonds sold through offices in Belgium, India and Israel.

        Aber's 40% share of Diavik Mine production:

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Diamonds recovered (000s carats)	1,132	871	2,934	2,577
Grade (carats/tonne)	3.92	3.52	4.02	3.73
Operating costs, cash ($ millions)	26.4	19.3	71.1	55.5
Operating costs per carat, cash ($)	23	22	24	22

        Cash operating costs for the three months ended September 30, 2006 of $26.4 million increased by $7.1 million from the comparable period of the prior year, of which approximately $6.0 million was attributable to an increase in costs due in part to the early closure of the winter road, with the balance largely attributable to the strengthening of the Canadian dollar against the US dollar. Cash operating costs for the nine months ended September 30, 2006 increased by $15.6 million from the comparable period of the prior year, of which $11.3 million was attributable to an increase in costs due in part to the early closure of the winter road, with the balance largely attributable to the strengthening of the Canadian dollar against the US dollar.

Retail Segment

        Harry Winston continued to perform well during the period, growing sales over the prior year and maintaining a strengthened underlying gross margin.

        The US performed well, with the New York flagship salon, the renovated and relocated Beverly Hills salon and the new salons in Ala Moana and Bal Harbour contributing to global growth as did strong demand for Harry Winston watches.

        Marketing efforts focused on advertising and public relations to increase brand awareness, and special events to bring ultra-high net worth individuals into the salons.

Liquidity and Capital Resources

Working Capital

        Working capital decreased to $207.0 million at October 31, 2006 from $285.7 million at January 31, 2006. As at October 31, 2006, Aber had unrestricted cash and cash equivalents of $87.7 million and contingency cash collateral and reserves of $42.5 million compared to $148.1 million and $14.3 million, respectively, at January 31, 2006. Included in unrestricted cash and cash equivalents at October 31, 2006 was $18.9 million held at the Diavik Mine compared to $10.5 million at January 31, 2006. On September 29, 2006, the Company acquired the remaining portion of Harry Winston at a purchase price of $157.2 million, of which $57.2 million was financed by cash from operations.

Cash Flow from Operations

        During the quarter ended October 31, 2006, Aber generated $62.5 million in cash from operations, compared to $81.0 million in the comparable quarter of the previous year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber's business, resulting from the seasonality of both the mining and retail activities as well as the rough diamond sales schedule. During the quarter, the Company purchased $9.2 million of inventory, increased accounts receivable by $4.5 million, increased accounts payable and accrued liabilities by $21.2 million and decreased prepaid expenses by $6.1 million. During the nine months ended October 31, 2006, the Company purchased $44.9 million of inventory, increased accounts receivable by $3.2 million, increased accounts payable and accrued liabilities by $24.3 million and decreased prepaid expenses by $6.2 million.

Financing Activities

        During the quarter, Aber amended its existing credit facility to include a new senior secured term loan of $100.0 million. The entire amount of the new term facility was used to finance the acquisition of the remaining portion of Harry Winston. Also during the quarter, the Company repaid $7.5 million of its $75.0 million senior secured revolving credit facility. At October 31, 2006, the Company had $134.2 million outstanding on its senior secured term facilities and $62.5 million outstanding on its senior secured revolving credit facility.

        As at October 31, 2006, Harry Winston had $112.7 million outstanding on its $130.0 million credit facility, which was used to fund inventory purchases, particularly at new salons, and capital expenditure requirements. This represents an increase of $51.0 million from October 31, 2005.

        At October 31, 2006, $15.0 million was drawn under the Company's revolving financing facility relating to its Belgian subsidiary, Aber International N.V., compared to nil drawn at October 31, 2005.

        During the third quarter, Aber made a dividend payment to its shareholders of $0.25 per share for a total of $14.6 million. Dividend payments for the nine months ended October 31, 2006 totalled $43.7 million.

Investing Activities

        In September, the Company acquired the remaining 47.17% ownership in Harry Winston from the minority shareholders for $157.2 million, of which $100.0 million was financed from a new senior secured term loan and the $57.2 million was paid in cash, both paid on closing of the transaction.

        During the quarter, the Company incurred $4.3 million of deferred mineral property costs and purchased capital assets of $40.6 million, of which $35.5 million was related to the mining segment and $5.1 million to Harry Winston. During the nine months ended October 31, 2006, the Company incurred $11.3 million of deferred mineral property costs and purchased capital assets of $90.0 million, of which $75.9 million was related to the mining segment and $14.1 million to Harry Winston.

Contractual Obligations

        The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture's total expenditures on a monthly basis. Aber's currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital for the calendar years 2007 to 2011, is approximately $191.0 million at a budgeted Canadian/US exchange rate of $0.88. There can be no assurance, however, that actual capital expenditure requirements will not be materially different from Aber's current estimates. See "Caution Regarding Forward-Looking Information" and "Risks and Uncertainties".

        The most significant contractual obligations for the ensuing five-year period and thereafter can be summarized as follows:

(expressed in thousands of United States dollars)

Contractual obligations	Total	Less than 1 year	Year 2-3	Year 4-5	After 5 years
Long-term debt(a)(b)	$317,830	$95,438	$215,324	$1,152	$5,916
Environmental and participation agreements incremental commitments(c)	40,936	8,904	13,890	2,849	15,293
Operating lease obligations(d)	95,131	11,112	22,765	17,301	43,953
Capital lease obligations(e)	1,409	423	845	141	—

Total contractual obligations	$455,306	$115,877	$252,824	$21,443	$65,162

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under both the original $100.0 million term facility and the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the original term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The scheduled repayment of the new term facility is over four equal consecutive semi-annual installments of $25.0 million commencing on December 15, 2006. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing September 2006. The Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009.

Harry Winston's $130.0 million credit facility expires on March 31, 2008, with no scheduled repayments required before that date. Also included in long-term debt of Harry Winston is a secured credit arrangement for $14.0 million. This credit facility is being used to finance the construction of a new watch factory in Geneva, Switzerland. The bank has a secured interest in the factory building.

(b)
Interest on long-term debt is calculated at various fixed and floating rates. On an annualized basis interest payments are approximated to be $17.2 million.

(c)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber's share as at October 31, 2006 was $46.1 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $46.1 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture's obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(d)
Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston's New York salon lease has a remaining term of five years with an option to renew.

(e)
Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston exhibit space.

Outlook

        As a result of the successful airlift campaign and the commitment by Diavik Mine management to meet operational targets, forecasted rough diamond production for the current year is expected to exceed previous estimates of 8.5 million carats. Mining and processing activities are expected to focus on the A-154 South kimberlite pipe during the fourth calendar quarter.

        Construction of the new Harry Winston store in Dallas, Texas was completed early in the fourth quarter and opened the weekend after US Thanksgiving in time for the holiday selling season. New salons in Chicago, Illinois, and Beijing, China are scheduled for next fiscal year, along with a dedicated watch salon in Tokyo and a flagship salon in Osaka, Japan.

        Aber expects to hold three rough diamond sales in the final quarter of the fiscal year.

        There can be no assurance that Aber's current plans and expectations will be achieved or realized, or that Aber's outlook will not change as a result of subsequent events or changing priorities. See "Caution Regarding Forward-Looking Information" and "Risks and Uncertainties".

Other Disclosures

Non-GAAP Performance Measures

        References to "cash earnings" are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber's financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber's performance or cash flows from operating, investing and financing activities as a measure of the Company's liquidity and cash flows. Aber's method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	Nine months ended Oct. 31, 2006	Nine months ended Oct. 31, 2005
Earnings	$18,831	$34,265	$23,879	$14,909	$33,742	$19,020	$13,582	$29,532	$76,974	$66,344
Non-cash income tax (recovery)	9,057	5,016	(3,938)	10,412	30,375	12,788	5,320	11,905	10,136	48,483
Non-cash foreign exchange loss (gain)	1,576	(1,943)	2,970	5,201	3,656	3,618	(1,896)	(1,550)	2,603	5,378
Depreciation and amortization	19,441	17,926	13,362	7,697	16,662	17,472	13,685	29,421	50,729	47,819

Cash earnings	$48,905	$55,264	$36,273	$38,219	$84,435	$52,898	$30,691	$69,308	$140,442	$168,024

Cash earnings per share	$0.84	$0.95	$0.62	$0.66	$1.46	$0.91	$0.53	$1.20	$2.41	$2.90

Related Parties

        Transactions with related parties for the three months ended October 31, 2006 include $0.4 million ($1.3 million for the nine months ended October 31, 2006) of rent relating to the New York salon, payable to a Harry Winston employee.

Critical Accounting Estimates

        Management is often required to make judgments, assumptions and estimates in the application of Canadian generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company's reported results or financial position. There have been no changes to the Company's critical accounting policies or estimates from those disclosed in the Company's MD&A for its fiscal year ended January 31, 2006.

Risks and Uncertainties

        Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

        The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions, may be encountered in the drilling and removal of ore.

        The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

        Aber owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Mine and the Diavik group of mineral claims. The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI's 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

        The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US and Japan, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the US or Japan, or the occurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect Aber's results of operations.

Currency Risk

        Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company's Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston. From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

        The operation of the Diavik Mine and exploration on the Diavik property require licences and permits from the Canadian government. The Diavik Mine Type "A" Water Licence granted by the Mackenzie Valley Land and Water Board expires on August 31, 2007. While DDMI, which is also the operator of the Diavik Mine, anticipates being able to renew the licence, there can be no guarantee that Aber and/or DDMI will be able to obtain or maintain this or all other necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

        The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

        Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and retail operations. To the extent that Aber or Harry Winston is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

        The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

        Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber's operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

        The Diavik Mine's expected fuel needs are purchased annually in late winter and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened "winter road season" or unexpectedly high fuel usage.

        The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its anticipated 2007 fuel consumption.

Reliance on Skilled Employees

        Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

        Aber's success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

        Aber, through its ownership of Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber's results of operations will be adversely affected.

Outstanding Share Information

as at October 31, 2006

Authorized	Unlimited
Issued and outstanding shares	58,355,230
Diluted(i)	59,230,120
Weighted average outstanding shares	58,223,777
Options outstanding	1,637,738

(i)
Diluted shares outstanding under the treasury stock method.

Additional Information

        Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

Consolidated Balance Sheets
(expressed in thousands of United States dollars)

	October 31, 2006	January 31, 2006
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 4)	$87,670	$148,116
Cash collateral and cash reserves (note 4)	42,538	14,276
Accounts receivable	18,205	14,917
Inventory and supplies (note 5)	264,637	202,571
Advances and prepaid expenses	21,257	27,437

	434,307	407,317
Deferred mineral property costs	201,177	196,367
Capital assets	351,546	301,735
Intangible assets, net	42,415	42,922
Goodwill (note 3)	154,915	41,966
Deferred charges and other assets	20,973	22,681
Future income tax asset	41,151	30,625

	$1,246,484	$1,043,613

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$109,118	$83,822
Bank advances	22,703	9,882
Current portion of long-term debt	95,446	27,915

	227,267	121,619
Long-term debt	222,341	157,344
Future income tax liability	287,148	256,426
Other long-term liability	4,929	4,929
Future site restoration costs	15,208	15,316
Minority interest (note 3)	91	36,086
Shareholders' equity:
Share capital (note 7)	299,900	297,114
Stock options	12,805	11,805
Retained earnings	159,921	126,630
Cumulative translation adjustment	16,874	16,344

	489,500	451,893

Commitments and guarantees (note 8)
	$1,246,484	$1,043,613

See accompanying notes to consolidated financial statements.

Consolidated Statement of Earnings
(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three months ended Oct. 31, 2006	Three months ended Oct. 31, 2005	Nine months ended Oct. 31, 2006	Nine months ended Oct. 31, 2005
Sales	$145,232	$153,512	$404,465	$379,343
Cost of sales	74,636	57,641	206,939	169,825

	70,596	95,871	197,526	209,518
Selling, general and administrative expenses	33,480	24,189	87,944	70,294

Earnings from operations	37,116	71,682	109,582	139,224

Interest and financing expenses	(5,570)	(3,353)	(14,709)	(10,422)
Other income	1,764	795	5,191	2,566
Foreign exchange gain (loss)	(1,560)	(4,184)	(1,049)	(5,951)

Earnings before income taxes	31,750	64,940	99,015	125,417
Income tax expense — Current	3,948	(489)	11,526	9,215
Income tax expense — Future	9,057	31,264	10,136	49,372

Earnings before minority interest	18,745	34,165	77,353	68,830
Minority interest	(86)	423	379	486

Net earnings	$18,831	$33,742	$76,974	$66,344

Earnings per share
Basic	$0.32	$0.58	$1.32	$1.14

Diluted	$0.32	$0.57	$1.30	$1.12

Weighted average number of shares outstanding	58,208,653	57,918,644	58,223,777	57,908,364

See accompanying notes to consolidated financial statements.

Consolidated Statement of Retained Earnings
(expressed in thousands of United States dollars) (unaudited)

For the period ended	October 31, 2006	October 31, 2005
Retained earnings, beginning of period	$126,630	$101,460
Net earnings	76,974	66,344
Dividends paid	(43,683)	(37,667)
Excess of repurchase price of common shares over stated value	—	(3,903)

Retained earnings, end of period	$159,921	$126,234

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars) (unaudited)

	Three months ended Oct. 31, 2006	Three months ended Oct. 31, 2005	Nine months ended Oct. 31, 2006	Nine months ended Oct. 31, 2005
Cash provided by (used in):
Operating:
Net earnings	$18,831	$33,742	$76,975	$66,344
Items not involving cash:
Amortization and accretion	19,441	16,662	50,729	47,819
Future income taxes	9,057	30,375	10,135	48,483
Stock-based compensation	171	531	1,001	1,878
Foreign exchange	1,576	3,656	2,603	5,378
Minority interest	(89)	2,361	351	2,813
Loss on disposal of capital assets	—	199	—	199
Change in non-cash operating working capital	13,550	(6,542)	(17,591)	(30,443)

	62,537	80,984	124,203	142,471

Financing:
Repayment of long-term debt	(107)	(91)	(10,312)	(19,064)
Increase in revolving credit	116,281	19,548	155,540	80,628
Deferred financing	—	—	—	(321)
Dividends paid	(14,588)	(14,496)	(43,683)	(37,667)
Issue of common shares	1,196	1,262	2,786	3,166
Cash advance from minority shareholder	3	—	(827)	—
Common shares purchased for cancellation	—	—	—	(4,660)

	102,785	6,223	103,504	22,082

Investing:
Cash collateral and cash reserve	25,731	(427)	(28,262)	(480)
Deferred mineral property costs	(4,307)	(2,778)	(11,331)	(33,104)
Capital assets	(40,626)	(20,562)	(89,983)	(30,605)
Deferred charges	(587)	216	(852)	(332)
Purchase of Harry Winston	(159,150)	—	(159,150)	—
Payment to Harry Winston minority shareholders	—	—	—	(57,867)

	(178,939)	(23,551)	(289,578)	(122,388)

Foreign exchange effect on cash balances	127	2,349	1,425	1,095
Increase (decrease) in cash and cash equivalents	(13,490)	66,005	(60,446)	43,260
Cash and cash equivalents, beginning of period	101,160	100,851	148,116	123,596

Cash and cash equivalents, end of period	$87,670	$166,856	$87,670	$166,856

Change in non-cash operating working capital:
Accounts receivable	(4,534)	(1,544)	(3,211)	1,563
Advances and prepaid expenses	6,116	(2,596)	6,181	(11,018)
Inventory and supplies	(9,222)	(11,191)	(44,881)	(46,119)
Accounts payable and accrued liabilities	21,190	8,789	24,320	25,131

	$(13,550)	$(6,542)	$(17,591)	$(30,443)

Supplemental cash flow information:
Cash taxes paid	$(566)	$1,279	$9,297	$5,200
Cash interest paid	$5,391	$3,296	$13,523	$9,615

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
October 31, 2006 with comparative figures
(tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:

Nature of Operations

Aber Diamond Corporation (the "Company" or "Aber") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company's most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint arrangement between Diavik Diamond Mines Inc. ("DDMI") (60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company's financial statements with a one-month lag.

During the quarter, Aber acquired the remaining 47.17% ownership of Harry Winston Inc. ("Harry Winston") located in New York City, US. The results of Harry Winston are consolidated in the financial statements of the Company.

NOTE 2:

Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2006.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2006, since these financial statements do not include all disclosures required by Canadian generally accepted accounting principles.

NOTE 3:

Acquisition

On September 29, 2006, the Company acquired the remaining 47.17% ownership of Harry Winston for $157.2 million, paid in cash on the acquisition date.

The preliminary allocation of the purchase price to the fair values of assets acquired and liabilities assumed is detailed below. The finalization of the purchase price allocation is pending the completion of the valuation of intangible assets and goodwill. Any portion of the purchase price further allocated to the fair values of intangible assets will give rise to future income tax liabilities, to be recorded in the same period in which the intangible assets are separately identified in the financial statements.

Cash	$2,433
Accounts receivable	4,909
Inventory	107,516
Goodwill and intangibles	110,162
Other assets	31,835
Accounts payable and accrued liabilities	(18,728)
Bank loan	(54,653)
Other liabilities	(24,324)

$159,150

Cash paid at acquisition	$157,150
Acquisition and other costs	2,000

$159,150

NOTE 4:

Cash Resources

	October 31, 2006	January 31, 2006
Diavik Joint Venture	$18,940	$10,523
Cash and cash equivalents	68,730	137,593

Total cash and cash equivalents	87,670	148,116
Cash collateral and cash reserves	42,538	14,276

Total cash resources	$130,208	$162,392

NOTE 5:

Inventory and Supplies

	October 31, 2006	January 31, 2006
Rough diamond inventory	$23,063	$21,612
Merchandise inventory	223,147	164,691
Supplies inventory	18,427	16,268

Total inventory and supplies	$264,637	$202,571

NOTE 6:

Diavik Joint Venture

The following represents Aber's 40% proportionate interest in the Joint Venture as at October 31, 2006 and January 31, 2006.

	October 31, 2006	January 31, 2006
Current assets	$76,495	$52,845
Long-term assets	457,629	408,967
Current liabilities	27,083	14,600
Long-term liabilities and participant's account	507,041	447,212
	Three months ended Oct. 31, 2006	Three months ended Oct. 31, 2005	Nine months ended Oct. 31, 2006	Nine months ended Oct. 31, 2005
Net expense	46,209	33,778	127,127	97,874
Cash flows resulting from operating activities	(28,960)	(16,679)	(80,079)	(66,778)
Cash flows resulting from financing activities	59,597	28,641	161,640	121,080
Cash flows resulting from investing activities	(35,354)	(15,597)	(74,076)	(51,478)

The Company is contingently liable for the other participant's portion of the liabilities of the Joint Venture and, to the extent the Company's participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle such liabilities.

NOTE 7:

Share Capital

(a)   Authorized

  Unlimited common shares without par value.

(b)   Issued

	Number of shares	Amount
Balance, January 31, 2006	58,133,780	$297,114
Shares issued for:
Cash on exercise of options	221,450	2,786

Balance, October 31, 2006	58,355,230	$299,900

(c)   Restricted and Deferred Share Unit Plans ("RSU" and "DSU" Plans)

Number of units
Balance, January 31, 2006	145,038
Awards during the period (net):
RSU	64,898
DSU	17,083

Balance, October 31, 2006	227,019

Expenses for the period:	Three months ended Oct. 31, 2006	Three months ended Oct. 31, 2005	Nine months ended Oct. 31, 2006	Nine months ended Oct. 31, 2005
RSU	$151	$324	$676	$657
DSU	404	373	367	625

	$555	$697	$1,043	$1,282

  During the three months ended October 31, 2006, the Company granted 4 RSUs (net of decreases) and 3,683 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Aber's publicly traded common shares.

  Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

  Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

  The expenses related to the RSUs and DSUs are accrued based on the price of Aber's common shares at the end of the period and the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

NOTE 8:

Commitments and Guarantees

(a)   Environmental Agreement

  Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber's share of this funding requirement was $0.2 million for calendar 2006. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber's share of the Joint Venture's letters of credit outstanding with respect to the environmental agreements as at October 31, 2006 was $46.1 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)   Participation Agreements

  The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)   Commitments

  Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental and participation agreements at Aber's 40% share, before any reduction of future reclamation activities and future minimum annual rentals under non-cancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2006	$67,802
2007	80,132
2008	82,013
2009	82,546
2010	79,842
Thereafter	132,254

NOTE 9:

Employee Benefit Plans

Expenses for the period:	Three months ended Oct. 31, 2006	Three months ended Oct. 31, 2005	Nine months ended Oct. 31, 2006	Nine months ended Oct. 31, 2005
Defined benefit pension plan at Harry Winston	$70	$36	$130	$108
Defined contribution plan at Harry Winston	90	66	270	198
Defined contribution plan at the Diavik Mine	174	137	538	420

	$334	$239	$938	$726

NOTE 10:

Related Parties

Transactions with related parties for the nine months ended October 31, 2006 include $1.3 million (fiscal 2006 — $1.3 million) of rent relating to the New York salon, payable to an employee.

NOTE 11:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three months ended October 31, 2006.

The mining segment consists of the Company's rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company's ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended October 31, 2006	Mining	Retail	Total
Sales
Canada	$90,754	$—	$90,754
United States	—	24,919	24,919
Europe	—	18,724	18,724
Asia	—	10,835	10,835
Cost of sales	45,461	29,175	74,636

	45,293	25,303	70,596
Selling, general and administrative expenses	4,665	28,815	33,480

Earnings (loss) from operations	40,628	(3,512)	37,116

Interest and financing expenses	(3,484)	(2,086)	(5,570)
Other income (expenses)	1,782	(18)	1,764
Foreign exchange loss	(836)	(724)	(1,560)

Segmented earnings (loss) before income taxes	$38,090	$(6,340)	$31,750

Segmented assets as at October 31, 2006
Canada	$726,180	$—	$726,180
United States	—	417,211	417,211
Other foreign countries	20,316	82,777	103,093

	$746,496	$499,988	$1,246,484

Goodwill as at October 31, 2006	$—	$154,915	$154,915
Capital expenditures	$35,524	$5,102	$40,626
Other significant non-cash items:
Income tax expense (recovery)	$9,628	$(571)	$9,057

For the three months ended October 31, 2005	Mining	Retail	Total
Sales
Canada	$112,243	$—	$112,243
United States	—	15,953	15,953
Europe	—	14,740	14,740
Asia	—	10,576	10,576
Cost of sales	38,929	18,712	57,641

	73,314	22,557	95,871
Selling, general and administrative expenses	4,809	19,380	24,189

Earnings from operations	68,505	3,177	71,682

Interest and financing expenses	(2,097)	(1,256)	(3,353)
Other income (expenses)	921	(126)	795
Foreign exchange loss	(4,071)	(113)	(4,184)

Segmented earnings before income taxes	$63,258	$1,682	$64,940

Segmented assets as at October 31, 2005
Canada	$707,243	$—	$707,243
United States	—	228,247	228,247
Other foreign countries	17,851	62,842	80,693

	$725,094	$291,089	$1,016,183

Goodwill as at October 31, 2005	$—	$41,966	$41,966
Capital expenditures	$18,892	$1,670	$20,562
Other significant non-cash items:
Income tax expense (recovery)	$29,976	$399	$30,375

For the nine months ended October 31, 2006	Mining	Retail	Total
Sales
Canada	$251,538	$—	$251,538
United States	—	64,252	64,252
Europe	—	49,959	49,959
Asia	—	38,716	38,716
Cost of sales	127,466	79,473	206,939

	124,072	73,454	197,526
Selling, general and administrative expenses	13,824	74,120	87,944

Earnings (loss) from operations	110,248	(666)	109,582

Interest and financing expenses	(8,996)	(5,713)	(14,709)
Other income	5,156	35	5,191
Foreign exchange loss	(595)	(454)	(1,049)

Segmented earnings (loss) before income taxes	$105,813	$(6,798)	$99,015

Segmented assets as at October 31, 2006
Canada	$726,180	$—	$726,180
United States	—	417,211	417,211
Other foreign countries	20,316	82,777	103,093

	$746,496	$499,988	$1,246,484

Goodwill as at October 31, 2006	$—	$154,915	$154,915
Capital expenditures	$75,865	$14,118	$89,983
Other significant non-cash items:
Income tax expense (recovery)	$12,306	$(2,170)	$10,136

For the nine months ended October 31, 2005	Mining	Retail	Total
Sales
Canada	$251,545	$—	$251,545
United States	—	48,897	48,897
Europe	—	45,473	45,473
Asia	—	33,428	33,428
Cost of sales	106,281	63,544	169,825

	145,264	64,254	209,518
Selling, general and administrative expenses	12,908	57,386	70,294

Earnings from operations	132,356	6,868	139,224

Interest and financing expenses	(6,971)	(3,451)	(10,422)
Other income	2,501	65	2,566
Foreign exchange loss	(5,562)	(389)	(5,951)

Segmented earnings before income taxes	$122,324	$3,093	$125,417

Segmented assets as at October 31, 2005
Canada	$707,243	$—	$707,243
United States	—	228,247	228,247
Other foreign countries	17,851	62,842	80,693

	$725,094	$291,089	$1,016,183

Goodwill as at October 31, 2005	$—	$41,966	$41,966
Capital expenditures	$26,850	$3,755	$30,605
Other significant non-cash items:
Income tax expense (recovery)	$48,624	$(141)	$48,483

Sales to one customer in the mining segment totalled $22.1 million (fiscal 2006 — $19.5 million) for the nine months ended October 31, 2006.

P.O. BOX 4569, STATION A, TORONTO, ONTARIO, CANADA M5W 4T9

T416.362.2237 F416.362.2230

 www.aber.ca

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Highlights (All figures are in United States dollars unless otherwise indicated)
Management's Discussion and Analysis (All figures are in United States dollars unless otherwise indicated) Prepared as of December 13, 2006
Consolidated Balance Sheets (expressed in thousands of United States dollars)
Consolidated Statement of Earnings (expressed in thousands of United States dollars, except per share amounts) (unaudited)
Consolidated Statement of Retained Earnings (expressed in thousands of United States dollars) (unaudited)
Consolidated Statements of Cash Flows (expressed in thousands of United States dollars) (unaudited)
Notes to Consolidated Financial Statements October 31, 2006 with comparative figures (tabular amounts in thousands of United States dollars, except as otherwise noted)